Exhibit 99.1

SINOVAC Reports Unaudited First Half of 2026 Financial Results

BEIJING, China, August 17, 2026 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced it filed its unaudited financial results for the six months ended June 30, 2026 with the U.S. Securities and Exchange Commission. An electronic copy of the financial results can be accessed at the Company’s website at www.sinovac.com and at the SEC’s website www.sec.gov.

First Half of 2026 Financial Summary

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Sales for the six months ended June 30, 2026 were $147.1 million, compared to $130.3 million in the prior year period.
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The Company posted $60.2 million of net loss attributable to common shareholders, or a loss of $0.84 per basic and diluted share, in the six months ended June 30, 2026, compared to net loss attributable to common shareholders of $21.7 million, or a loss of $0.30 per basic and diluted share, in the prior year period.

Mr. Weidong Yin, CEO of SINOVAC, commented, “In the first half of 2026, SINOVAC delivered steady revenue growth, driven primarily by the sustained expansion of overseas business. Overseas revenue rose 82.3% and accounted for 45.2% of total revenue, demonstrating the continued optimization of our revenue mix under the Company’s globalization strategy. The rabies vaccine for human use (PVRV-SF) received marketing approval from the National Medical Products Administration (NMPA) in August 2026. Developed from the outset with global markets in mind, the vaccine represents an important addition to our commercial portfolio, and we plan to pursue WHO prequalification (WHO PQ) to broaden access to it worldwide. In terms of research and development (R&D), the New Drug Application (NDA) for our bivalent enterovirus vaccine for the prevention of hand, foot and mouth disease (HFMD2) is under official review, and five additional vaccine candidates are currently undergoing Phase III clinical trials. We remain committed to accelerating the global development and commercialization of our innovative pipeline and further strengthening the foundation for sustainable long-term growth.”

Strong Overseas Growth and Domestic Resilience

In the first half of 2026, the Company’s total sales increased by 12.9% compared with the same period in 2025, reaching $147.1 million. Overseas revenue increased by 82.3% over the same period to $66.5 million, accounting for approximately 45.2% of total sales and serving as the primary driver of the Company’s revenue growth. In the Chinese Mainland market, the continued decline in births dampened demand for certain products. As the Company advances its core R&D pipeline, the commercialization of innovative products is expected to become an increasingly important growth driver for its domestic business.

The varicella vaccine and poliomyelitis vaccine, sabin strains (sIPV) recorded the fastest sales growth during the period, primarily driven by increased orders from international organizations. Compared with the same period in 2025, sales of the varicella vaccine increased by 62.4% to $48.5 million, accounting for approximately 33.0% of the Company's total sales in the first half of 2026, while sales of sIPV increased by 35.3%. In addition, the tetanus vaccine, which commenced commercial shipments in December 2025, contributed incremental revenue during the period. The Company also secured initial marketing authorizations for multiple products, including its varicella, hepatitis A, and 23-valent pneumococcal polysaccharide vaccines, across 12 international markets, expanding its addressable markets and creating opportunities for future growth in overseas sales.

Globally Oriented Pipeline Advances Toward Commercialization

The Company currently has five late-stage product candidates in its pipeline: HFMD2, the quadrivalent enterovirus vaccine for the prevention of hand, foot and mouth disease (HFMD4), the 13-valent pneumococcal conjugate vaccine (PCV13), the group ACYW135 meningococcal conjugate vaccine (MCV4), and the fully human anti-tetanus toxin monoclonal antibody (HmAb-TT). The Company expects to submit an NDA for PCV13 in the third quarter of 2026. Subsequent to June 30, 2026, the Company achieved several important regulatory milestones, including NMPA approval of its PVRV-SF and NMPA acceptance for review of the NDA for HFMD2. These milestones, together with the continued advancement of the Company's late-stage pipeline, are expected to support its sustainable long-term growth.

Rabies Vaccine (Vero Cell) for Human Use, Freeze-dried (PVRV-SF): The vaccine received marketing approval from NMPA on August 4, 2026. It was developed using a serum-free, animal-origin-free manufacturing process. The Company plans to submit a WHO PQ application in the near term. In addition, the vaccine has been included in a supply agreement under the Productive Development Partnership (PDP) program with Brazil's Ministry of Health.

Bivalent Enterovirus Vaccine (HFMD2): The marketing authorization application was formally accepted for review by the Center for Drug Evaluation (CDE) of NMPA on July 10, 2026, and was granted priority review designation. It has the potential to become the world's first approved bivalent enterovirus vaccine against hand, foot and mouth disease.

Unaudited Financial Results for the First Half of 2026

Sales in the first half of 2026 were $147.1 million compared to $130.3 million in the prior year period. The overseas market led this expansion, posting an 82.3% increase primarily driven by higher sales of varicella vaccines and sIPV, which was partially offset by the decline in domestic market demand in the Chinese Mainland.

Cost of sales increased to $51.5 million in the first half of 2026 from $48.8 million in the prior year period. The increase was mainly due to sales growth in the overseas market. However, our ongoing efforts in cost reduction and efficiency improvement partially offset the cost increase during the period.

Gross profit in the first half of 2026 increased to $95.5 million from $81.5 million in the prior year period. Gross profit margin increased from 62.5% in the first half of 2025 to 65.0% in the first half of 2026, primarily driven by a favorable shift in product and channel mix toward higher-margin international sales, as well as improved cost efficiencies in production.

Selling, general and administrative expenses in the first half of 2026 were $130.9 million, compared to $147.2 million in the prior year period. The decrease was mainly due to our ongoing efforts in expense reduction and efficiency improvement, which resulted in lower personnel‑related expenses for the period.

Research and development expenses in the first half of 2026 were $83.2 million, a decrease from $126.9 million in the prior year period. The decrease was mainly driven by different phases of research and development projects between the current and prior year periods, as well as our ongoing expense reduction and efficiency improvement initiatives, which resulted in lower personnel‑related expenses for the period.

Other income, net in the first half of 2026 was $21.1 million, a decrease from $161.9 million in the prior year period. The change was mainly due to a decrease in investment income earned from investment products issued by financial institutions, an increase in charitable donation expenses arising from vaccine donations, and an increase in foreign exchange loss resulting from fluctuations in foreign exchange rates.

Income tax expense in the first half of 2026 was $21.6 million, compared to $0.8 million in the prior year period. The increase was primarily attributable to higher deferred income tax expense related to expected withholding taxes on potential remittance of undistributed earnings to Sinovac Biotech (Hong Kong) Limited, as the subsidiary’s loss narrowed during the period. Lower current income tax expense partially offset the increase in deferred income tax expense for the period, driven by a decrease in taxable investment income.

Net loss in the first half of 2026 was $91.4 million, compared to $96.6 million in the prior year period.

Net loss attributable to common shareholders was $60.2 million, or a loss of $0.84 per basic and diluted share, in the first half of 2026, compared to a net loss attributable to common shareholders of $21.7 million, or a loss of $0.30 per basic and diluted share, in the prior year period. The increase in net loss attributable to common shareholders was mainly due to a greater portion of the net loss being incurred by subsidiaries with no respective minority shareholders, which experienced higher losses as a result of increased general and administrative expenses and lower investment income. The basic and diluted weighted average number of the Company’s common shares outstanding was 71,860,702 in the first half of 2026 and 2025.

In 2018, 11,800,000 common shares (the “2018 PIPE Shares”) were issued pursuant to the Securities Purchase Agreement dated July 2, 2018. The validity of this share issuance has been subject to dispute. Whether these shares may be excluded from the Company's issued and outstanding common stock is contingent upon the outcome of certain legal proceedings pending in Antigua. Excluding the 2018 PIPE Shares, the basic and diluted weighted average number of the Company’s common shares outstanding would be 60,060,702. On that basis, the basic and diluted net loss per share for the first half of 2026 would be $1.00, compared to $0.36 in the prior year period.

As of June 30, 2026, cash and cash equivalents and restricted cash totaled $998.5 million, compared to $1.2 billion as of December 31, 2025. The decrease was primarily driven by lower net cash inflows from investing activities, attributable largely to substantial redemptions of wealth management products in the prior year period. For the six months ended June 30, 2026, net cash used in operating activities was $321.8 million, mainly due to payment for the long-term employee incentive plan established in 2022 and year-end bonuses; net cash provided by investing activities was $315.1 million, primarily representing net proceeds from maturities and sales of wealth management products in excess of new purchases; and net cash used in financing activities was $152.2 million, mainly due to repayments of bank loans.

In the first half of 2026, a dividend of $24.5 million was declared and paid by Sinovac Biotech Co., Ltd. and Sinovac (Dalian) Vaccine Technology Co., Ltd. to their respective minority shareholders, and $0.7 million was paid by Sinovac Biotech Ltd. to its common shareholders pursuant to a dividend declared in 2025.

The Company’s financial statements for the first half of 2026 are prepared and presented in accordance with U.S. GAAP. However, they have not been audited by the Company’s independent registered accounting firm.

Subsequent Events

The Company has reviewed events occurring through the date the interim consolidated financial statements were issued. Other than regulatory milestones described as above, no subsequent events occurred that require recognition or disclosure.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a global biopharmaceutical company headquartered in China. Guided by its mission to "Supply Vaccines to Eliminate Human Diseases", the Company is dedicated to the research, development, manufacturing and supply of vaccines and related biological products, providing vaccine products and related solutions for disease prevention and control worldwide.

SINOVAC has a diversified vaccine portfolio across multiple disease areas, including influenza, viral hepatitis, varicella, hand, foot and mouth disease (HFMD), poliomyelitis, rabies, tetanus, and pneumococcal disease. Three of SINOVAC’s vaccines have been prequalified by the World Health Organization: the inactivated hepatitis A vaccine Healive®, the Sabin-strain inactivated poliomyelitis vaccine (sIPV), and the live attenuated varicella vaccine.

SINOVAC has extensive experience in vaccine research, development and commercialization for emerging infectious diseases and public health emergencies. The Company initiated vaccine R&D in response to major public health threats, including SARS, H5N1, H1N1, and COVID-19, and developed the world’s first inactivated SARS vaccine (with Phase I clinical trials completed), China’s first inactivated pandemic influenza vaccine against H5N1 (Panflu®), the world’s first H1N1 influenza vaccine (Panflu.1®), and CoronaVac®, the world’s most widely used inactivated COVID-19 vaccine.

Beyond its marketed portfolio, SINOVAC continues to advance its R&D pipeline, spanning combination vaccines, recombinant protein vaccines, mRNA technologies, antibody-based products, and other next-generation technologies and product platforms, while expanding its capabilities in disease prevention and biopharmaceuticals.

With a long-standing commitment to innovation and global health, SINOVAC continues to deepen collaboration with research institutions, international organizations, and local partners while expanding its global presence. Through technological collaboration, localized production, and industrial partnerships, the Company aims to improve access to high-quality vaccines across regions, better address local disease prevention and healthcare needs, and strengthen preparedness for future public health challenges.

For more information, please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9720

Email: ir@sinovac.com

SINOVAC BIOTECH LTD.

Unaudited Consolidated Balance Sheets

As of June 30, 2026 and December 31, 2025

(Expressed in thousands of U.S. Dollars)

	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$322,259	$488,248
Restricted cash	676,287	668,181
Short-term investments	5,200,955	5,483,073
Accounts receivable, net	265,900	286,344
Inventories	106,611	94,309
Prepaid expenses and other current assets	23,986	17,600
Income tax receivable	2,418	4,225
Amounts due from related parties	25,995	22,518
Total current assets	6,624,411	7,064,498
Property, plant and equipment, net	697,074	706,059
Prepaid land use rights, net	62,823	62,172
Intangible assets, net	79,233	77,679
Long-term investments	576,086	512,324
Prepayments for acquisition of equipment	1,514	2,138
Deferred tax assets	37,846	41,520
Operating lease right-of-use assets	9,205	10,435
Other non-current assets	18,334	18,282
Goodwill	12,979	12,604
Amounts due from related parties	19,283	34,014
Total non-current assets	1,514,377	1,477,227
Total assets	$8,138,788	$8,541,725
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	$148,049	$229,374
Accounts payable and accrued liabilities	250,229	604,676
Income tax payable	16,692	30,687
Deferred revenue	9,426	11,265
Deferred government grants, current	3,179	3,035
Dividend payable	657,176	657,856
Operating lease liabilities, current	1,484	2,118
Derivative liabilities	2,157	—
Amounts due to related parties	2,765	1,354
Total current liabilities	1,091,157	1,540,365
Deferred government grants, non-current	6,084	5,892
Long-term bank loans	233,123	265,484
Deferred tax liabilities	335,866	325,068
Operating lease liabilities, non-current	7,629	8,640
Other non-current liabilities	25	24
Total long-term liabilities	582,727	605,108
Total liabilities	$1,673,884	$2,145,473
Equity
Common stock	$72	$72
Additional paid-in capital	550,168	550,168
Accumulated other comprehensive loss	(386,524)	(513,252)
Statutory surplus reserves	1,586,013	1,586,013
Retained earnings	2,755,705	2,815,942
Total shareholders' equity	4,505,434	4,438,943
Non-controlling interests	1,959,470	1,957,309
Total equity	6,464,904	6,396,252
Total liabilities and equity	$8,138,788	$8,541,725

SINOVAC BIOTECH LTD.

Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)

For the six months ended June 30, 2026 and 2025

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30,
	2026	2025
Sales	$147,079	$130,270
Cost of sales	51,543	48,808
Gross profit	95,536	81,462
Selling, general and administrative expenses	130,914	147,211
Reversal of provision for credit losses	(508)	(809)
Research and development expenses	83,153	126,926
Loss on disposal and impairment of property, plant and equipment	85	1,817
Loss on impairment of intangible assets	—	52,095
Loss on impairment of goodwill	—	16,037
Government grants recognized in income	(66)	(3,544)
Total operating expenses	213,578	339,733
Operating loss	(118,042)	(258,271)
Interest and financing expenses	(4,772)	(4,096)
Interest income	18,105	12,939
Share of earnings (losses) from equity method investments	13,778	(8,240)
Other income, net	21,092	161,894
Loss before income taxes	(69,839)	(95,774)
Income tax expense	(21,560)	(781)
Net loss	(91,399)	(96,555)
Less: net loss attributable to non-controlling interests	(31,162)	(74,889)
Net loss attributable to common shareholders of Sinovac	$(60,237)	$(21,666)

Loss per share
Basic net loss per share	(0.84)	(0.30)
Diluted net loss per share	(0.84)	(0.30)
Weighted average number of shares of common stock outstanding
-Basic	71,860,702	71,860,702
-Diluted	71,860,702	71,860,702

Net loss	$(91,399)	$(96,555)
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	185,881	121,595
Unrealized (loss) gain on available-for-sale investments	(1,291)	3,544
Comprehensive income	93,191	28,584
Less: comprehensive income (loss) attributable to non-controlling interests	26,700	(37,448)
Comprehensive income attributable to shareholders of Sinovac	$66,491	$66,032

SINOVAC BIOTECH LTD.

Unaudited Consolidated Statements of Cash Flows

For the six months ended June 30, 2026 and 2025

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2026	2025
Operating activities
Net loss	$(91,399)	$(96,555)
Adjustments to reconcile net loss to net cash used in operating activities:
-Deferred income taxes	15,239	(14,422)
-Inventory provision	12,789	17,173
-Reversal of provision for credit losses	(508)	(809)
-Loss on disposal and impairment of property, plant and equipment	85	1,817
-Loss on impairment of intangible assets	—	52,095
-Loss on impairment of goodwill	—	16,037
-Depreciation of property, plant and equipment	44,470	47,942
-Amortization of prepaid land use rights	1,188	1,117
-Amortization of intangible assets	736	622
-Non-cash operating lease expense	919	1,597
-Accretion of discounts on investments	(140)	(3,815)
-Share of (earnings) losses from equity method investments, net of dividends received	(3,470)	8,240
-Loss on foreign currency exchange rates	77,319	42,725
-Investment and interest income	(12,948)	(118,098)
Changes in operating assets and liabilities:
-Accounts receivable	36,345	29,745
-Inventories	(23,485)	(27,219)
-Income tax receivable and payable	(12,170)	13,532
-Prepaid expenses and other current assets	(4,412)	(22,875)
-Deferred revenue	(2,033)	(292)
-Accounts payable and accrued liabilities and other current liabilities	(361,625)	(214,796)
-Deferred government grants	481	(234)
-Other non-current assets	852	(1,448)
Net cash used in operating activities	(321,767)	(267,921)
Investing activities
-Purchase of investments	(1,390,535)	(3,420,793)
-Proceeds from maturity and sales of investments	1,773,781	7,437,179
-Proceeds from disposal of property, plant and equipment	8	—
-Advances to potential investee	(1,457)	—
-Purchase of property, plant and equipment and intangible assets	(19,728)	(26,534)
-Purchase of equity method investments	(47,009)	(3,017)
Net cash provided by investing activities	315,060	3,986,835
Financing activities
-Proceeds from bank loans	77,317	258,512
-Repayments of bank loans	(204,343)	(194,192)
-Cash paid for dividends	(25,216)	(234,012)
Net cash used in financing activities	(152,242)	(169,692)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,066	6,073
(Decrease) increase in cash and cash equivalents and restricted cash	(157,883)	3,555,295
Cash and cash equivalents and restricted cash, beginning of period	1,156,429	602,217
Cash and cash equivalents and restricted cash, end of period	$998,546	$4,157,512